Exhibit 2.1
Asset Purchase and Sale Agreement
THIS ASSET PURCHASE AND SALE AGREEMENT (the “Agreement”) is entered into as of December 11, 2006 by and between Brantley Capital Corporation, a Maryland corporation (the “Seller”), and Venture Capital Fund of America III, Inc., on behalf of its affiliated funds (“Buyer”).
WHEREAS, Buyer would like to purchase from Seller certain assets, and Seller would like to sell such assets to Buyer.
NOW, THEREFORE, in consideration of the mutual promises and agreements herein made and intending to be legally bound and to reflect the foregoing, the parties hereto hereby agree as follows:
1. Buyer hereby agrees to purchase and transfer from Seller, and Seller hereby agrees to sell and transfer to Buyer, the debt and equity interests (the “Interests”) in certain companies (the “Companies”), as detailed on Exhibit A hereto, for US $10,000,000 in cash (the “Offer Price”), subject to the terms and conditions of this Agreement. The Interests shall include any dividends, interest, principal repayments, distributions, share split, conversion, redemption or other proceeds in respect of the Interests received by Seller subsequent to the execution of this letter and prior to the closing date of the purchase of the Interests. Purchase of the Interests shall not include the assumption of any liabilities or obligations by Buyer, except to the extent (i) of any existing transfer or other restrictions encumbering the Interests contained in any existing stockholder or similar agreement to which Seller is a party or otherwise bound or contained in the articles of incorporation, bylaws or other charter documents of the Companies (collectively, the “Existing Restrictions”) or (ii) otherwise agreed to in writing by Buyer. If a right of first refusal or co-sale right applies to any of the Interests and Seller and Buyer cannot obtain waivers of such rights within 20 days of the later of (1) the signing and delivery of this Agreement by Seller to Buyer and (2) provision by Seller to Buyer of copies of all of the contracts containing such first refusal and co-sale rights, Buyer shall specify the portion of the Offer Price that applies to such Interests. If any of the Interests are pre-empted from transfer to Buyer by way of the exercise of a right of first refusal or a co-sale right by a third party then the Offer Price shall be reduced by the corresponding price amount for such Interests, but the terms of this Agreement shall remain in effect for the remaining Interests.
2. With respect to the Interests in Fitness Holdings, Inc., closing of the purchase of all Interests shall be subject to waiver of the transfer restrictions of the Shareholders Agreement, dated as of October 20, 2004, by and among Fitness Holdings, Inc. and certain shareholders thereof, applicable to the transfer from Seller to the Buyer. Seller and Buyer shall use commercially reasonable good faith efforts to obtain the waiver specified in the foregoing sentence. For those Interests subject to any rights of first refusal or co-sale, closing of the purchase of such Interests is subject to expiration, satisfaction or waiver of any rights of first refusal and co-sale applicable to them. Seller and Buyer shall use commercially reasonable good faith efforts to obtain waivers of any rights of first refusal applicable to the transfer of the Interests from the respective Companies and from the other investors in the Companies. To the extent that such right of first refusal and co-sale waivers cannot be obtained within 20 days of the later of (1) the signing and delivery of this Agreement by Seller to Buyer and (2) provision by Seller to Buyer of copies of all of the contracts containing such first refusal and co-sale rights, the Seller shall comply with the applicable rights of first refusal and co-sale processes. Closing of the sale of the Interests by the Seller shall be subject to the approval of the shareholders of Seller, to the extent required by law, applicable stock exchange rules or the bylaws and articles of incorporation of Seller as they exist on the date of this letter. If such Seller shareholder approval is so required, then Seller agrees to promptly seek such approval (except as set forth in the next paragraph), and Seller’s board of directors agrees to recommend to the shareholders of Seller that they vote in favor of approval of closing of the sale of the Interests by Seller to Buyer on the terms herein (except as set forth in the next paragraph). Seller agrees to use good faith efforts to file with the U.S. Securities and Exchange Commission (“SEC”) as soon as reasonably practicable, a preliminary proxy statement (the “Proxy”) that solicits shareholder approval of the transactions contemplated hereby. Seller agrees that it shall hold the shareholder meeting as soon as practical following submission of the Proxy and completion of any subsequent revisions to the Proxy, which shall be made in the sole reasonable discretion of Seller, in response to any comments or questions relating to the Proxy provided by the staff of the SEC. Seller agrees to use reasonable good faith efforts to solicit proxies in favor of the transactions contemplated hereby from each of Seller’s stockholders.
3. If, prior to obtaining approval by its shareholders of the transactions contemplated hereby, the Seller receives a binding offer (with no due diligence condition and no financing condition) from a single buyer or group of related buyers (an “Alternative Buyer”) for the purchase of the Interests in cash, cash equivalents, or marketable securities for an amount that exceeds the Offer Price by an amount greater than the Threshold Amount (in the amount as hereinafter specified) and if the Seller pays to Buyer a cash break-up fee in the amount of US$250,000 upon the closing of such sale to the Alternative Buyer, then Seller and the board of directors of Seller shall be free to agree to sell the Interests on those terms to the Alternative Buyer and to seek Seller shareholder approval of such sale. The Threshold Amount shall be an amount equal to (1) US$1,250,000 plus (2) the product of (A) US$500,000 and (B) the numbers of months (or part thereof) after February 8, 2007 that such binding offer is received by Seller. If the Seller seeks to sell the Interests to an Alternative Buyer but fails to close the sale of the Interests to such Alternative Buyer, Seller and the board of directors of Seller shall remain bound by this Agreement to sell the Interests to Buyer pursuant to the terms hereof and to seek Seller shareholder approval of such sale. The break-up fee will only be paid where Buyer does not become the owner of all of the Interests (other than those Interests eliminated by the result of right of first refusal).
4. Seller and Buyer agree to use commercially reasonable good faith efforts to satisfy the transfer conditions set forth above and close the purchase of the Interests as soon as reasonably practicable.
5. At the closing, Seller will deliver to Buyer original stock certificates and other instruments representing the Interests along with assignment instruments executed by the Seller to effect the transfer to Buyer and Buyer will pay the Offer Price to Seller by wire transfer of immediately available funds in U.S. dollars to an account designated by Seller. In addition, at the closing Buyer will execute any stockholder or similar agreements required to be executed by the terms of the Existing Restrictions with respect to the applicable Interest being purchased by Buyer. The closing shall take place at the offices of Buyer in New York, New York no later than fifteen business days following the date of the satisfaction of the following closing conditions: (i) the closing conditions specified in paragraph 2 hereof, (ii) the closing, along with the sale of Interests pursuant to rights of refusal, shall provide $10,000,000 in cash to the Seller (where only Seller is the beneficiary of this (ii) as a closing condition), (iii) lack of any preliminary or permanent injunction or other order issued by any state or federal court which prevents the consummation of the transactions contemplated hereby, and (vi) the representations and warranties of the parties hereto remain true and correct. Each of the parties hereto shall be deemed to have made all representations and warranties herein as of the time of the closing, in addition to as of the date of this Agreement. Either party may terminate this Agreement and abandon the transactions contemplated hereby upon written notice to the other party at any time following June 30, 2007 if the closing has not occurred by such date, provided that such party has used commercially reasonable good faith efforts to satisfy the transfer conditions herein and to meet all of its obligations hereunder. In the event of termination of this Agreement, no party hereto shall have any liability or further obligations to the other party hereto except for the obligations of the parties in paragraph 13 and the second sentence of paragraph 14 and except for such legal and equitable rights and remedies that any party may have by reason of any willful breach of this Agreement by any other party.
6. Seller represents to Buyer that: it has full corporate power and authority to enter into this Agreement and the transactions contemplated hereby; the board of directors of Seller has authorized the execution and delivery of this Agreement, the performance of Seller’s obligations hereunder and the consummation of the transactions contemplated hereby; this Agreement has been duly executed and delivered by Seller and is a binding obligation of Seller, enforceable against Seller in accordance with its terms. The board of directors of Seller has, by resolutions duly adopted by unanimous vote at a meeting of all of it directors duly called and held and not subsequently rescinded or modified in any way has duly (i) determined that the transactions contemplated hereby are fair to, and in the best interests of, Seller and its stockholders and declared such transactions to be advisable, (ii) approved this Agreement and (iii) agreed to recommend that the stockholders of Seller approve the transactions contemplated hereby and directed that such matter be submitted to Seller’s stockholders at a special stockholders meeting to be held as soon as practicable. Seller represents to Buyer that Seller owns (and will own, immediately prior to the closing) the Interests (other than Interests excluded from the closing by operation of a right of first refusal or co-sale) free and clear of any liens or encumbrances (other than as will be satisfied or waived before or at the closing and other than the Existing Restrictions); that this Agreement and the transactions contemplated hereby do not conflict with any agreements, court orders, laws or government regulations by which Seller is bound; that the signatory below is authorized to sign this Agreement on behalf of Seller and to bind Seller to perform its obligations under this Agreement. Seller represents to Buyer that, to the best of Seller’s knowledge, no Existing Restrictions entered into or consented to by Seller prior to September 28, 2005 exist other than those contained in the documents contained in Exhibit B hereto and that it has provided copies of all such documents to Buyer. Seller represents to Buyer that no Existing Restrictions entered into or consented to by Seller on or after September 28, 2005 exist other than those contained in the documents contained in Exhibit B hereto and that it has provided copies of all such documents to Buyer. Seller represents to Buyer that the undersigned individual signing on behalf of Seller is the sole director of Seller.
7. Seller acknowledges that, after the closing of the purchase of the Interests by Buyer, Buyer intends to retain Brantley Capital Management, L.L.C. (“BCM”), the former investment advisor to Seller, and former Seller directors Robert P. Pinkas and Paul H. Cascio, or affiliates thereof (collectively, with BCM, the “BCM Affiliates”), to aid Buyer in the management of the Interests. Further, Seller acknowledges that Buyer is an investor in private equity funds managed by the BCM Affiliates, including funds that are co-investors along with Seller in the Companies, and acknowledges that Buyer, as a result of its status as an investor in funds managed by BCM Affiliates, has received from BCM Affiliates information regarding the prospects of the Companies (which the BCM Affiliates are aware of through their management of funds that are co-investors along with Seller in the Companies). Seller agrees not to bring any lawsuit or claim against Buyer or any of its affiliates or their officers or directors (the “Buyer Parties”, which shall include any entity used or formed (a “Buying Entity”) to hold the Interests, directly or indirectly) in relation to the purchase of the Interests by Buyer, other than for failure to pay the Offer Price when due hereunder or for any other breach of this Agreement by Buyer; provided that the BCM Affiliates shall not be deemed Buyer Parties or affiliates of Buyer for the purposes of this Agreement. Buyer agrees not to bring any lawsuit or claim against Seller or any of its affiliates or their officers or directors (the “Seller Parties”) in relation to the purchase of the Interests by Buyer, other than for any breach of this Agreement by Seller. Seller further agrees not to bring any lawsuit (other than by counterclaim) against the Companies in relation to the Interests without the consent of the Buyer, consent for which shall not be unreasonably withheld. Seller agrees not to bring any lawsuit or claim against any of the BCM Affiliates directly relating to (1) the retention of the BCM Affiliates by Buyer to aid Buyer in the management of the Interests after the closing of the purchase of the Interests by Buyer or (2) the provision of information to Buyer by the BCM Affiliates regarding the Companies as described above. Seller shall, however, retain the rights to bring lawsuits or claims against any of the BCM Affiliates in relation to any other matters, including, without limitation, with respect to the conduct of (x) Brantley Capital Management, L.L.C., during its time as former investment advisor to Seller, and (y) Robert P. Pinkas and Paul H. Cascio, during their time as directors and officers of Seller. Seller shall indemnify each of the Buyer Parties from and against any and all claims or lawsuits brought by any current, past or future shareholder of Seller that arise from the consummation of the transactions contemplated hereby (“Seller Shareholder Claims”), including reasonable legal fees and other costs and expenses incurred (the “Legal Costs”, which shall include the costs of any investigation and preparation), however, if Seller’s actual and reasonable expenditures related to indemnifying Buyer Parties exceed $200,000 prior to the closing, the Seller shall have the right to terminate this Agreement, by written notice to Seller (including documentation of expenditures) and with the effect described in the last sentence of paragraph 5 herein, without penalty; provided that Seller shall only have such termination right if Seller has used commercially reasonable good faith efforts to satisfy the transfer conditions herein and to meet all of its obligations hereunder. In the event that any Buyer Party becomes subject to any Seller Shareholder Claims, the Seller shall pay on a timely basis the Legal Costs directly to the respective third party providers. The covenants of this paragraph shall survive the closing. The BCM Affiliates shall be deemed third party beneficiaries of this paragraph 7.
8. Seller represents to Buyer that as of the date hereof there is no action, suit, claim, proceeding, arbitration, governmental inquiry or investigation pending or, to its actual knowledge, threatened against Seller, at law or in equity, before or by any governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, which, if adversely determined, would prevent the consummation of the transactions contemplated by this Agreement. Seller represents to Buyer that as of the date hereof there is no action or suit by Seller pending or threatened against the Companies relating to the Interests.
9. Buyer represents to Seller that: it has full corporate power and authority to enter into this Agreement and the transactions contemplated hereby; the board of directors of Buyer has authorized the execution and delivery of this Agreement, the performance of Buyer’s obligations hereunder and the consummation of the transactions contemplated hereby; this Agreement has been duly executed and delivered by Buyer and is a binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Buyer further represents to Seller that this Agreement and the transactions contemplated hereby do not conflict with any agreements, court orders, laws or government regulations by which Buyer is bound; that the signatory below is authorized to sign this Agreement on behalf of Buyer and to bind Buyer to perform its obligations under this Agreement; that the Interests are being acquired for investment for Buyer’s own account, not with a view to the resale or distribution thereof; that Buyer has acquired sufficient information about each of Companies to reach an informed and knowledgeable decision to acquire the Interests. Buyer acknowledges that it can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Interests. Buyer further acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended, and must be held indefinitely unless they are so registered or an exemption from registration requirements is determined. Buyer further represents to Seller that as of the date hereof there is no action, suit, or arbitration pending or, to its actual knowledge, threatened against Buyer, at law or in equity, before or by any governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, which, if adversely determined, would prevent the consummation of the transactions contemplated by this Agreement. Buyer represents to Seller that it will have at closing sufficient funds in its accounts to pay the Offer Price. Buyer represents to Seller that none of the BCM Affiliates are, or will be at or prior to the closing, investors in, or owners of, the Buyer Parties or the affiliates of the Buyer; provided that BCM Affiliates are expected to become minority investors in a Buying Entity after the closing of the Agreement.
10. Except as required by law or as otherwise consented to by Buyer, Seller shall not take any actions (other than the transfer of the Interests to Buyer or Alternative Buyer or satisfaction of already existing rights of first refusal or other Existing Restrictions applicable to the Interests) to waive, modify or transfer any of its rights in respect of the Interests. Except as agreed to by Buyer, Seller agrees to provide, on a timely basis, any required consent to Companies with respect to pending financings of the Companies or other activities of the Companies where lack of provision of such consent would have a material adverse effect on the value of, or prospects for, the Interests.
11. All representations and warranties of the parties set forth herein shall expire and be of no further force and effect upon the first anniversary of the consummation of the closing. Except for the covenants and provisions of paragraph 7 and 14 hereof, all covenants of the parties herein shall terminate on the first anniversary of the closing and shall be of no further force and effect thereafter.
12. Buyer acknowledges and agrees that in respect of this Agreement and the transactions contemplated hereby, Buyer has not and is not relying on any document or written or oral information, statement, representation or warranty furnished or discovered by Buyer or any of its affiliates other than the representations and warranties of Seller set forth in this Agreement. It is the explicit intent and understanding of the parties hereto that no party hereto or any of such party’s representatives, affiliates, or agents is making any representations or warranties whatsoever, oral or written, express or implied, whether with respect to Buyer, Seller, the Interests, Companies or otherwise, other than the representations and warranties set forth in this Agreement, and the parties expressly disclaim all other representations and warranties of any kind or nature, express or implied.
13. Until the closing of sale of the Interests by Seller, Seller and Buyer will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement that is not approved by the other party, except as may be required by law or applicable stock exchange rules, in which case the parties will make reasonable efforts to consult with each other prior to the making of such public statement. Without limiting the foregoing, Seller shall issue a press release on or about the day hereof substantially in the form shown in Exhibit C hereto.

14. Buyer and Seller agree that damages for a breach by either party of a provision this Agreement may be difficult to calculate and thus further agree that specific performance and/or injunctive relief shall be available as the remedies, but not as exclusive remedies, for any such breach. Each party to this Agreement will pay its own expenses in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated herein. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no promises, representations, warranties, covenants or undertakings with respect to this Agreement and the events giving rise thereto other than those expressly set forth herein. Except for the confidentiality agreement, dated December 4, 2006, by and between Buyer and Seller, this Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. This Agreement shall be governed by and construed under the law of the State of New York. The federal and state courts within the Borough of Manhattan within the City of New York within the State of New York shall have exclusive jurisdiction to adjudicate any dispute relating to the subject matter of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without prior written consent of the other party. Nothing contained herein, express or implied, is intended to confer on any person or entity other than the parties hereto or their successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the third party benefits specified with respect to the BCM Affiliates in paragraph 7 hereof. Nothing contained herein shall be deemed to give rise to any personal obligation of any of the directors, officers, shareholders or principals of any of the parties hereto, by reason of any breach or violation of any of the provisions hereof or otherwise. This Agreement may be executed in counterparts (whether original or facsimile counterparts), each of which shall be deemed an original and which together shall constitute one and the same instrument. No course of dealing or omission or delay on the part of any party hereto in asserting or exercising any right hereunder shall constitute or operate as a waiver of any such right. No waiver of any provision hereof shall be effective, unless in writing and signed by or on behalf of the party to be charged therewith. No waiver shall be deemed a continuing waiver or waiver in respect of any other or subsequent breach or default, unless expressly so stated in writing. This Agreement may be amended or modified only by a written instrument signed by or on behalf of all parties hereto. Any consent given hereunder may be given only by a written instrument signed by or on behalf of the party to be charged therewith. The prevailing party in any legal action related to this Agreement shall be entitled to reimbursement by the other party of the prevailing party’s reasonable legal fees and expenses. The provisions of this paragraph shall survive the closing.
IN WITNESS WHEREOF the parties hereto have executed this Agreement, either directly or by an attorney-in-fact, as of the date first above written.

Venture Capital Fund of America III, Inc.:		Brantley Capital Corporation:

By:	/s/ Brett D. Byers	By:	/s/ Phillip Goldstein

	Brett D. Byers Managing Director		Phillip Goldstein Chairman of the Board
Date: December 13, 2006

EXHIBIT A
INTEREST SPECIFICS

							Percentage	Debt Principal		Interest Rate
					Brantley		of Issuer’s	Amount /	Due Date of	for Debt/ PIK
	State of		Stock, Warrant or		Capital		Fully	Exercise Price	Debt/Expiration Date	Dividend Rate
	Incorporation	Date of Issuance of	Note Certificate	Series or Type of	Corporation	Number of	Diluted	per Share for	for Warrants or	for Preferred
Issuer of Interest:	of Issuer:	Interest:	Number:	Stock or Debt:	Net Cost:	Shares:	Equity:	Warrants:	Escrows:	Stock:
Fitness Quest Inc.	Delaware	October 20, 2004	8	Common Stock	$-	160,250	2.80%	NA	NA	NA

The Holland Group of Tennessee, Inc.	Delaware	July 14, 2000	1	Series A Preferred Stock	$2,125,000	282,530	21.40%	NA	NA	6%

Streamline Foods, Inc.	Delaware	February 8, 2002	AP-1	Series A Preferred Stock	$700,000	897,572	7.19%	NA	NA	8%

Streamline Foods, Inc.	Delaware	February 8, 2002	N23512064309	Convertible Promissory Notes	$95,000	95,000	included above	$95,000	January 1, 2009	13%

Streamline Foods, Inc.	Delaware	February 8, 2002	N23512064228	Warrant for Series A Preferred Stock	$-	27,500	included above	$0.01	February 8, 2012

TherEX, Inc.	Delaware	June 13, 2001	NA	Promissory Note	$27,228		9.37%	$27,228	December 31, 2002	10% (12% under default conditions)

TherEX, Inc.	Delaware	December 10, 2004	NA	Promissory Note	$162,500		included above	$162,500	June 10, 2005	12% (15% under default conditions)

TherEX, Inc.	Delaware	August 31, 1999	P2	Series A Preferred Stock	$1,455,387	2,218,375	included above	NA	NA	8%

Value Creation Partners, Inc.	Delaware	June 1, 1999	CPA-2	Series A Preferred Stock	$148,435	35,000	5.30%	NA	NA	8%

Value Creation Partners, Inc.	Delaware	June 14, 2000	CPB-1-2	Series B1 Preferred Stock	$1,145,023	269,989	included above	NA	NA	8%

Value Creation Partners, Inc.	Delaware	February 18, 2005	D-2	Series D Preferred Stock	$486,387	227,176	included above	NA	NA	8%

Orion HealthCorp, Inc.	Delaware	December 15, 2004	ONH 0003	Class A Common Stock	$4,914,396	1,629,737		NA	NA	NA

Orion HealthCorp, Inc.	Delaware	December 14, 2004	NA	Warrant for Class A Common Stock	$-	4,545		$0.01 (subject to adjustment)	December 15, 2009	NA

Prime Office Products, Inc.	(sold to Staples)			18 month escrow - relating to Convertible Preferred Stock	$-	800,000		$300,000	March 1, 2007	none

TOTAL					$11,259,356

EXHIBIT B
Brantley Capital Corp. Portfolio Existing Restrictions

Portfolio Company	Document Provided to Buyer	Date of Effectiveness
Fitness Holdings, Inc.	Stockholders Agreement	October 20, 2004
Orion HealthCorp, Inc.	Orion Stockholders Agreement	December 15, 2004
	Common Stock Warrant Certificate for 4,545 of Class A common stock	December 15, 2004
Value Creation Partners	Amended and Restated Shareholders Agreement	June 14, 2000
	Second Amended and Restated Shareholders Agreement	November 23, 2004
TherEx, Inc.	Amended and Restated Shareholders Agreement	June 27, 2003
	Stock Purchase Warrant for 1,000,000 shares of Series A preferred stock	December 10, 2004
	$162,500 Promissory Note	December 10, 2004
	$27,228 Promissory Note	June 13, 2001
Streamline Foods, Inc.	Stockholders Agreement	February 8, 2002
	Warrant for the Purchase of up to 27,500 Shares of Series A Convertible Preferred Stock	February 8, 2002
	Subordinated Convertible Note $95,000 principal amount	February 8, 2002
	Registration Rights Agreement	February 8, 2002
Prime Office Products, Inc.	The Section 1.8 Holdback provisions of Prime Merger Agreement (pages 3 and 4 only of that agreement)	September 19, 2005
The Holland Group of Tennessee, Inc.	Stockholders Agreement	July 14, 2000
	Registration Rights Agreement	July 14, 2000